

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 5, 2016

Joseph Collins
Chief Executive Officer
Punch TV Studios, Inc.
1123 East Redondo Boulevard, Suite 200
Inglewood, CA 90302

> **Re:** **Punch TV Studios, Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed January 22, 2016**
> **File No. 024-10491**

Dear Mr. Collins:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2016 letter.

General

1. Please file a currently dated consent of the independent auditor. Additionally, please remove the duplicate Auditor's letter included as Exhibit 1A-9.

2. Given your status as a development stage company, it does not appear that you would be able to meet the listing standards of a national securities exchange for quite some time. Please either remove the reference on the cover page to potential trading on a national securities exchange or explain to us why you believe it is appropriate to include this disclosure at this point in time.

Part II

Offering Statement

The Video Library the Company purchased from Joseph Collins may not be accepted, page 9

3. We note your response to our prior comment 4 and reissue. Please revise the risk factor to discuss the company's payment obligations under the associated asset purchase agreement. Additionally, given the company's cash position and revenue to date, please also revise to discuss the potential breach of the company's payment obligations and the fact that the library would be returned to Mr. Collins along with a one-time licensing fee of $250,000.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure